Your Vote Counts! Smartphone users Point your camera here and vote without entering a control number For complete information and to vote, visit www.ProxyVote.com Control # V57834-P18663 COMPUTERSHARE PO BOX 43078 PROVIDENCE, RI 02940-3078 IRIS ENERGY LIMITED 2024 Annual Meeting Vote by November 19, 2024 11:59 PM U.S. Eastern Time/ November 20, 2024 3:59 PM Australian Eastern Time You invested in IRIS ENERGY LIMITED and it’s time to vote! You have the right to vote on proposals being presented at the Annual Meeting. This is an important notice regarding the availability of proxy materials for the stockholder meeting to be held on November 20, 2024 at 3:30 p.m. U.S. Eastern Time/November 21, 2024 at 7:30 a.m. Australian Eastern Time. Get informed before you vote View the Notice of 2024 Annual General Meeting and Explanatory Statement and Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to November 7, 2024. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy. Virtually at: www.virtualshareholdermeeting.com/IREN2024 Vote Virtually at the Meeting* November 20, 2024 3:30 p.m. U.S. Eastern Time/ November 21, 2024 7:30 am Australian Eastern Time *Please check the meeting materials for any special requirements for meeting attendance.

Vote at www.ProxyVote.com Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click “Delivery Settings”. Voting Items Board Recommends V57835-P18663 THIS IS NOT A VOTABLE BALLOT This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote these important matters. 1. Appointment of Byrons Audit as Australian auditor of the Company for the purposes of the Company’s Australian Audited Financial Statements (as defined in the Notice of Meeting). For 2. Change of Company name from Iris Energy Limited to IREN Limited. For 3. Renewal of the proportional takeover provisions contained in Schedule 6 of the Company’s Constitution for a period of three (3) years. For NOTE: Such other business as may properly come before the meeting or any adjournment thereof.